                         SIMPSON THACHER & BARTLETT LLP
                              (CHINESE CHARACTERS)
                                AMERICAN LAWYERS
                             ICBC TOWER, 35TH FLOOR
                                  3 GARDEN ROAD
                               CENTRAL, HONG KONG
                                 (852) 2514-7600
                                   ----------
                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
(852) 2514-7665                                                 jpark@stblaw.com

                                               September 28, 2007

BY FACSIMILE
------------

Ms. Joyce Sweeney
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:       SHINHAN FINANCIAL GROUP CO., LTD.
          FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
          FILED JUNE 29, 2007
          FILE NUMBER: 001-31798

Dear Ms. Sweeney:

     We are writing on behalf of our client, Shinhan Financial Group Co., Ltd. (the "Company"), in response to your letter, dated September 14, 2007, containing the following comments of the Staff of the Securities and Exchange Commission with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2006 filed by the Company on June 29, 2007 (file number:
001-31798).

     The responses of the Company to the Staff's comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

                               * * * * * * * * * *

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission     -2-                    September 28, 2007

Form 20-F for the Fiscal Year Ended December 31, 2006

1.   Please file an amended Form 20-F for the following comments.

     RESPONSE
     --------

     In response to the Staff's comment, the Company has enclosed herewith a printed copy of Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2006 ("Amendment No. 1") for the Staff's review. Promptly upon confirmation of no further comments thereon from the Staff, the Company plans to file an Edgarized copy of Amendment No. 1.

2. Please ensure that you include the entire text of the amended Item 8 in your amended Form 20-F and included updated certifications from your officers.

     In response to the Staff's comment, the Company has included in Amendment No. 1 enclosed herewith the entire text of Item 8, as well as the entire text of Items 18 and 19 (including the Company's financial statements and notes thereto and the reports of the independent registered public accounting firm) to which Item 8 refers. In addition, the Company has included the certifications from its officers, dated as of the date of this letter, in Amendment No. 1 enclosed herewith.

Consolidated Financial Statements
---------------------------------

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

3. Please include a revised report from your independent accountants that refers to the appropriate date of its report on management's assessment of internal control over financial reporting. The opinion included in your filing refers to the report dated June 13, 2007 while the accountants' report on page F-3 is dated June 18, 2007. Refer to paragraph 170 of AS 2.

     In response to the Staff's comment, the Company has included in Amendment No. 1 enclosed herewith a copy of the revised report of its independent registered public accounting firm, which correctly refers to the date of its report on management's assessment of internal control over financial reporting as June 18, 2007.

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SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission     -3-                    September 28, 2007

Note 7 -- Securities, page F-35
-------------------------------

4. We note the significant amount of sales of securities classified as available-for-sale during the periods presented as reported in your Statements of Cash Flows. Please tell us the following information, on a supplemental basis:

     - Clarify whether the line item "proceeds from sales of available-for-sale securities" in your Statement of Cash Flows represents only proceeds for sales transactions and does not include proceeds from maturities or calls

          In response to the Staff's comment, the Company advises that the referenced line item includes proceeds from sales transactions, as well as proceeds from maturities of available-for-sale securities. For its future filings, the Company plans to disclose proceeds from sales of available-for-sale securities and proceeds from maturities of available-for-sale securities as separate line items.

     - How you consider the significant sales of such securities in determining whether the securities should be classified as available-for-sale or as trading

          In response to the Staff's comment, the Company advises that the substantial majority of investment securities sold consisted of Korean treasury bonds, mortgage-backed securities and corporate debt. The Company classifies the debt securities held by it into three categories: trading, held-to-maturity and available-for-sale. Under the Company's accounting policy, debt securities bought and held principally for the purpose of short-term trading, arbitrage transaction, brokerage, bonds retail sales, government bonds proprietary trading with the intention of selling them within a short term are classified as trading securities. Held-to-maturity debt securities are those securities with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. All securities that are not classified as trading or held-to-maturity are classified as available-for-sale. The Company maintains separate investment teams for its trading and investment portfolios, respectively, and each such team regularly reviews such team's own portfolio and classifications.

          Available-for-sale securities sold or matured during a given year are classified as available-for-sale securities based on the Company's accounting policy stated above. The Company advises the Staff that the sales and maturities of the referenced securities resulted from the day-to-day management of its investment portfolios and therefore it did not have reason to change its original classification of such securities.

     - The reasons for the significant increase in the amount of "proceeds from sales of available-for-sale securities" relative to the portfolio balance in 2006 compared to 2005

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission     -4-                    September 28, 2007

          In response to the Staff's comment, the Company advises that the primary reason for the significant increase in the referenced amount is the change in the Company's investment strategy to increase the amount of held-to-maturity debt securities relative to the amount of available-for-sale debt securities in order to generate greater interest income and secure more stable cash flow while maintaining a similar aggregate amount of securities. As a result, in 2006 the Company sold a substantial amount of available-for-sale debt securities and acquired a substantial amount of held-to-maturity securities, which led to a decrease by W5,021 billion in the amount of available-for-sale securities and an increase by W4,618 billion in the amount of held-to-maturity securities, in each case, from December 31, 2005 to December 31, 2006. A further breakdown of the changes in the balance of securities from December 31, 2005 to December 31, 2006 is provided below.

                                         As of December 31,
                                       2005            2006            Difference
                                    ----------       ----------        -----------
                                               (in millions of Korean Won)
Available-for-sale securities       22,479,721       17,458,399        (5,021,322)
 - Debt                             20,501,285       15,698,167        (4,803,118)
 - Equity                            1,978,436        1,760,232          (218,204)
Held-to-maturity securities          2,963,074        7,581,093         4,618,019

                               * * * * * * * * * *

          As requested by the Staff, the Company also makes the following acknowledgments:

     - The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     - Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               * * * * * * * * * *

          Please contact me at Simpson Thacher & Bartlett LLP (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number
     011-852-2514-7665 and fax number 212-455-2502), if we can be of any further assistance to the Staff.

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission     -5-                    September 28, 2007

     In addition, please address any additional comment letters or inquiries that the Staff may have to the attention of Mr. Buhmsoo Choi, the Chief Financial Officer of the Company (Tel: 82-2-6360-3072 and Fax: 82-2-777-1883).

     Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and faxing it to my attention at (212) 455-2502.

     Thank you in advance for your cooperation in connection with this matter.

                                                 Very truly yours,

                                                 /s/ Jin Hyuk Park

                                                 Jin Hyuk Park

cc: Shinhan Financial Group
      (Mr. Buhmsoo Choi, Chief Financial Officer)